Mail Stop 3561

March 6, 2008

Paul W. Lowden
President
Archon Corporation
4336 Losee Road, Suite 5
North Las Vegas, NV 89030

          RE: Archon Corporation
                 Form 10-K for the fiscal year ended September 30, 2007
                 File No. 001-09481

Dear Mr. Lowden:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In this comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 57

1. In future filings, please provide a Compensation Discussion and Analysis section pursuant to Item 402(b) of Regulation S-K.

2. We note your disclosure regarding base salary, bonus, and other compensation. For example, we note that you awarded bonuses for Mr. Lowden's "efforts", but we do not see sufficient discussion regarding the criteria used in determining the bonuses. In future filings, please include qualitative and quantitative disclosure regarding the determination of bonuses, including the use of any targets and the targets actually reached, if applicable. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(b) of

Regulation S-K. To the extent you believe that disclosure of the targets are not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

3. In future filings, please include a total column in the Summary Compensation Table pursuant to Item 402(c) of Regulation S-K.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact John Stickel at (202) 551-3324 if you have questions.

       Sincerely,

       Amanda McManus
       Branch Chief – Legal